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May 18, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Genius Sports Limited Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Genius Sports Limited (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review. The Registration Statement submitted herewith relates to the offering of ordinary shares of the Company pursuant to the Securities Act of 1933, as amended.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 48 hours prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Aaron Schleicher at (929) 366-6213.

Very truly yours,

/s/ Aaron M. Schleicher
Aaron M. Schleicher

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cc:	Ross M. Leff, P.C., Kirkland & Ellis LLP